March 16, 2017
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:	MabVax Therapeutics Holdings, Inc. Registration Statement on Form S-1 Filed February 10, 2017 File No. 333-216016

Dear Ms. Hayes:

Please find below responses to certain questions raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter dated February 21, 2017 (the "Comment Letter") relating to the Registration Statement on Form S-1 (the “Registration Statement”) filed by MabVax Therapeutics Holdings, Inc. (the “Company”). We have simultaneously filed an amendment to the Registration Statement.

The Company's responses are numbered to correspond to the Staff's comments. For your convenience, each of the Staff's comments contained in the Comment Letter has been restated.

Prospectus Cover Page

1. Please tell us whether the recent market price set forth on the cover page of the prospectus will be used to determine the offering price. If you will not use the recent market price to set the offering price, then please include disclosure on the cover page indicating the factors that will be used to determine the offering price.

Response:

The offering price will be determined through negotiation between the Company and Laidlaw & Company (UK) Ltd., the lead underwriter in the offering. The Registration Statement has been amended throughout to reflect an assumed offering price equal to the closing price of the Company’s common stock on a recent date and will be updated once a firm price is agreed upon.

2. Please identify the lead underwriter(s) on the prospectus cover page. Please note that we may defer further review of any amendment to your registration statement that does not include the name(s) of the lead underwriter(s).

Response:

The Registration Statement has been amended to identify Laidlaw & Company (UK) Ltd. as lead underwriter on the prospectus cover page.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned or our counsel Harvey J. Kesner, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
MabVax Therapeutics Holdings, Inc.
By:	/s/ J. David Hansen J. David Hansen Chief Executive Officer